UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 32)


          First Union Real Estate Equity and Mortgage Investments
---------------------------------------------------------------------------
                              (Name of Issuer)


               Shares of Beneficial Interest, $1.00 par value
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 337400105
                           --------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                              (212) 859-8140

---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                              August 11, 1998
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP No. 337400105                                      Page 2 of 11 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,573,543 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,573,543 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,573,543 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.14%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS


                                SCHEDULE 13D

CUSIP No. 337400105                                      Page 3 of 11 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           30,449 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         30,449 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    30,449 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.10%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS


                                SCHEDULE 13D

CUSIP No. 337400105                                      Page 4 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           415,400

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         415,400

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    415,400

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.31%

14  TYPE OF REPORTING PERSON*

    00; IA


                             *SEE INSTRUCTIONS


                                SCHEDULE 13D

CUSIP No. 337400105                                      Page 5 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           28,408 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         28,408 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,408 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.09%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS


     This Amendment No. 32 (the "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Issuer"), previously filed by Gotham Partners, L.P. ("Gotham"), Gotham Partners II, L.P. ("Gotham II"), both New York limited partnerships, and Gotham International Advisors, L.L.C. ("Gotham Advisors"), a Delaware limited liability company. This Amendment has been filed to reflect the inclusion of an additional Reporting Person, and to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 2 is hereby amended to add the following information:


"Item 2. Identity and Background


     This Statement is being filed by Gotham Partners III, L.P., a New York limited partnership ("Gotham III", and together with Gotham, Gotham II and Gotham Advisors, the "Reporting Persons") with respect to the Shares owned by Gotham III. Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham III. The business address of Gotham III is 110 East 42nd Street, 18th Floor, New York, New York 10017.


     Effective July 1, 1998, Gotham converted to a Section 3(c)(7) exempt entity from a Section 3(c)(1) exempt entity under the Investment Company Act of 1940, as amended (the "Act"). Gotham III was created in connection with Gotham's conversion to a Section 3(c)(7) exempt entity in order to provide an investment entity for those limited partners of Gotham who did not meet the definition of a "qualified purchaser" set forth in Section 2(a)(51) of the Act. Only "qualified purchasers" may invest in Section 3(c)(7) exempt entities. Gotham distributed approximately 1.09% of its assets and liabilities to withdrawing limited partners, who contributed such assets and liabilities to Gotham III in return for limited partnership interests therein. Gotham III buys and sells securities for investment for its own account.


     During the last five years, Gotham III (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."


Item 4 is hereby amended to add the following information:


"Item 4. Purpose of the Transaction


     On July 10, 1998, Issuer commenced a Tender Offer to repurchase all of its $100,000,000 outstanding 8 7/8% Senior Notes due 2003. On August 11, 1998, following the expiration of the Tender Offer, Issuer repurchased approximately $87,000,000 in aggregate principal amount of Issuer's Notes. In connection with the repurchase of the Notes, Issuer borrowed $90,000,000 from a syndicate of lenders, led by Bankers Trust Company, which included, among others, Gotham and Gotham III. Issuer intends to repay this loan from the proceeds of a Rights Offering which Issuer will conduct as soon as practicable. To fund the loan, the lenders required standby purchase commitments under the planned Rights Offering for the amount of the loan. Gotham and Gotham III, and an additional lender, have entered into Standby Purchase Agreements, each dated as of August 11, 1998, to provide such commitments. Gotham and Gotham III are committed under the Standby Purchase Agreements to purchase, in the aggregate, up to $70,000,000 of the securities to be issued in the contemplated Rights Offering if such securities are not otherwise purchased by shareholders, including Gotham and Gotham III, in connection with the Rights Offering. The Standby Purchase Agreements of Gotham and Gotham III, attached hereto as Exhibit 56 and Exhibit 57, respectively, are each incorporated herein."

Item 5 is hereby amended to add the following information:


"Item 5. Interest in Securities of the Issuer


     (a) Gotham owns 2,573,543 Shares as of the date of this amendment, representing an aggregate of approximately 8.14% of the outstanding Shares of the Issuer. Gotham II owns 30,449 Shares as of the date of this Schedule 13D, representing an aggregate of approximately 0.10% of the outstanding Shares of the Issuer. Gotham III owns 28,408 Shares as of the date of this
Schedule 13D, representing an aggregate of approximately 0.09% of the outstanding Shares of the Issuer. Gotham International owns 415,400 Shares as of the date of this Schedule 13D, representing an aggregate of approximately 1.31% of the outstanding Shares of the Issuer. The combined interest of Gotham, Gotham II, Gotham III and Gotham International is 3,047,800 Shares, representing an aggregate of approximately 9.64% of the outstanding Shares of the Issuer. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz or Gotham Advisors beneficially owns any of the Shares (other than the Shares
beneficially   owned  by  Gotham,   Gotham   II,   Gotham  III  and  Gotham
International).


     (b) Each of Gotham, Gotham II and Gotham III have the sole power to vote and to dispose of all of the Shares beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Shares beneficially owned by Gotham International.


     (c) The tables below set forth information with respect to all purchases and sales of Shares by Gotham International since March 31, 1998. In each case, the transactions took place on the New York Stock Exchange.


                                Shares of Common Stock
       Date                        Purchased/(Sold)         Price per Share
       ----                        ----------------         ---------------

       Gotham International

       04/06/98                         32,100                 $11.9250
       04/07/98                         20,000                 $11.8469
       04/08/98                         30,400                 $11.8000
       04/14/98                         45,000                 $11.3000

      (d) and (e) Not applicable."

Item 7 is hereby amended to add the following information:


"Item 7. Material to be Filed as Exhibits


     55. An amended and restated agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.


     56. Standby Purchase Agreement by and among Gotham, Issuer and Bankers Trust Company, as Agent, dated as of August 11, 1998.


     57. Standby Purchase Agreement by and among Gotham III, Issuer and Bankers Trust Company, as Agent, dated as of August 11, 1998."


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


August 14, 1998


                             GOTHAM PARTNERS, L.P.


                             By:    Section H Partners, L.P.,
                                    its general partner


                                By: Karenina Corporation,
                                    a general partner of Section
                                    H Partners, L.P.


                                    By: /s/ William A. Ackman
                                       -------------------------
                                       William A. Ackman
                                       President


                                By: DPB Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ David P. Berkowitz
                                       -------------------------
                                       David P. Berkowitz
                                       President


                             GOTHAM PARTNERS II, L.P.


                             By:    Section H Partners, L.P.,
                                    its general partner


                                By: Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                       -------------------------
                                       William A. Ackman
                                       President


                                By: DPB Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ David P. Berkowitz
                                       --------------------------
                                       David P. Berkowitz
                                       President


                             GOTHAM PARTNERS III, L.P.


                             By:    Section H Partners, L.P.,
                                    its general partner


                                By: Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                       -------------------------
                                       William A. Ackman
                                       President


                                By: DPB Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ David P. Berkowitz
                                       -------------------------
                                       David P. Berkowitz
                                       President


                             GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                             By:  /s/ William A. Ackman
                                 ----------------------------
                                 William A. Ackman
                                 Senior Managing Member


                             By:  /s/ David P. Berkowitz
                                 ----------------------------
                                 David P. Berkowitz
                                 Senior Managing Member